OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Wilsons The Leather Experts Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

972463 10 3

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 972463 10 3	13 G

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). David L. Rogers

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) Not applicable.

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power 511,500

Number of	6.	Shared Voting Power 911,662.50
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 511,500
Reporting
Person
With:	8.	Shared Dispositive Power 911,662.50

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,162.5

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 3.6%

12.	Type of Reporting Person* (See Instructions) IN

* SEE INSTRUCTION BEFORE FILLNG OUT!

CUSIP No. 972463 10 3	13 G

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Diane Rogers

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) Not applicable.

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power -0-

Number of	6.	Shared Voting Power 911,662.5
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power -0-
Reporting
Person
With:	8.	Shared Dispositive Power 911,662.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,662.5

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 2.3%

12.	Type of Reporting Person* (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)	Name of Issuer

Wilsons The Leather Experts Inc.

(b)	Address of Issuer’s Principal Executive Offices

7401 Boone Avenue North
Brooklyn Park, Minnesota 55428

Item 2.

(a)	Name of Person Filing

David L. Rogers and Diane Rogers

(b)	Address of Principal Business Office or, if none, Residence

2208 Huntington Point Road East
Wayzata, MN 55391

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $.01 par value

(e)	CUSIP Number

972463 10 3

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned

David L. Rogers beneficially owns 1,423,162.5 shares of Common Stock (which includes 511,500 shares underlying stock options which are currently fully exercisable and the 911,662.5 shares of Common Stock which are held jointly with his spouse, Diane Rogers).

Diane Rogers beneficially owns 911,662.5 shares of Common Stock which are held jointly with her spouse, David L. Rogers.

(b)	Percent of Class

David L. Rogers beneficially owns 3.6%

Diane Rogers beneficially owns 2.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

David L. Rogers has sole power to vote or direct the vote of 511,500 shares.

(ii) Shared power to vote or to direct the vote

Each of Diane Rogers and David L. Rogers has shared power to vote or direct the vote of 911,662.5 shares.

(iii) Sole power to dispose or to direct the disposition of

David L. Rogers has sole power to dispose or direct the disposition of 511,500 shares.

(iv) Shared power to dispose or to direct the disposition of

Each of Diane Rogers and David L. Rogers has shared power to dispose or direct the disposition of 911,662.5 shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction. Dissolution of a group requires a response to this item.

               Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              Not applicable.

Item 8. Identification and Classification of Members of the Group

              Not applicable.

Item 9. Notice of Dissolution of Group

               Not applicable.

Item 10. Certification

                The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2005

Date
/s/ David L. Rogers

Signature
David L. Rogers

Name/Title

February 7, 2005

Date
/s/ Diane Rogers

Signature
Diane Rogers

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)